TC BIOPHARM (HOLDINGS) PLC

Maxim 1, 2 Parklands Way

Holytown, Motherwell ML1 4WR

Scotland, United Kingdom

May 31, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Ms. Christine Westbrook

Re: TC BioPharm (Holdings) plc

Registration Statement on Form F-1, File No. 333-265159

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date: June 2, 2022
Requested Time: 5:00 p.m., Eastern time

Ladies and Gentlemen:

TC BioPharm (Holdings) plc (the “Company”) hereby requests that the effective date of the the Company’s registration statement on Form F-1 (File No. 333-265159) be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it will be declared and become effective at 5:00 p.m. Eastern time on June 2, 2022, or as soon thereafter as possible.

Please contact our counsel, Stephen Cohen or Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP, at (212) 653-8166 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify our counsel by telephone when this request for acceleration has been granted.

Sincerely yours,

By:	/s/ Martin Thorp
Martin Thorp
Chief Financial Officer

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